EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SEI Investments Company:
We consent to the incorporation by reference in the registration statements (No. 2-73997, No. 333‑41343, No. 333-63709, No. 333-111224, No. 333-149549 and No. 333-197598) on Form S-8 of SEI Investments Company of our reports dated February 22, 2016, with respect to the consolidated balance sheets of SEI Investments Company and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015, and the financial statement schedule for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of SEI Investments Company.
/s/ KPMG LLP
Philadelphia, PA
February 22, 2016